December 29, 2006

Mr. Brad Skinner

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                              Intermec, Inc.
Extension Request
File No. 001-13279
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarter Ended April 2, 2006

Dear Mr. Skinner,

This letter is to request an additional extension to the date for the submission of our responses to your letter dated December 1, 2006.  On December 8, 2006, we requested an extension to January 2, 2007, to complete our response.  However, due to the observance of the holidays and scheduled vacations by various members of management, we would like to request an additional 10 business days, with a response due on January 16, 2007.

Thank you for your consideration.

Sincerely,

/s/ Fredric B. Anderson
Fredric B. Anderson
Vice President, Corporate Controller
Intermec, Inc.